Anchin
ACCOUNTANTS & ADVISORS

RAWNATURE5 CORP.
AND SUBSIDIARY D/B/A KOIA

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

RAWNATURE5 CORP. AND SUBSIDIARY D/B/A KOIA

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway, New York, NY 10018
212-840-3456
www.anchin.com

INDEPENDENT AUDITORS' REPORT

To RawNature5 Corp. and Subsidiary d/b/a Koia:

Opinion

We have audited the accompanying consolidated financial statements of RawNature5 Corp. and Koia Anaheim Facility, LLC (a wholly owned subsidiary) d/b/a Koia (the "Company") which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RawNature5 Corp. and Subsidiary d/b/a Koia as of December 31, 2021, and the results of its operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of RawNature5 Corp. and Subsidiary d/b/a Koia and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that is free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about RawNature5 Corp. and Subsidiary d/b/a Koia's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibility for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with general accepted auditing standards will always detect a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks material misstatement of the consolidated financial statements, whether due fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of RawNature5 Corp. and Subsidiary d/b/a Koia's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about RawNature5 Corp. and Subsidiary d/b/a Koia's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control related matters that we have identified during the audit.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the consolidated financial statements, the Company has incurred recurring losses and cash outflows from operations, and has stated that there is substantial doubt that exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions, and management's plans regarding these matters, are also described in Note 13. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Anchin, Block & Anchin LLP

New York, New York
February 23, 2023

RAWNATURE5 CORP. AND SUBSIDIARY D/B/A KOIA

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2021

ASSETS

Current Assets:		
Cash	$	5,303,953
Accounts receivable, net		1,869,080
Inventories		5,976,978
Prepaid expenses and other current assets		859,239
Total Current Assets		14,009,250
Property and Equipment, Net		38,335
Other Assets		40,000
Total Assets	$	14,087,585

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:		
Accounts payable	$	5,066,612
Accrued expenses		1,610,833
Line of credit		2,686,702
Notes payable		4,778,110
Convertible notes payable, current portion		5,792,602
Total Current Liabilities		19,934,859
Convertible Notes Payable, Net of Current Portion		3,360,538
Total Liabilities		23,295,397
Stockholders' Deficit:		
Preferred stock, $0.0001 par value		4,001
Common stock, $0.0001 par value		212
Additional paid-in capital		25,632,451
Accumulated deficit		(34,844,476)
Total Stockholders' Deficit		(9,207,812)
Total Liabilities and Stockholders' Deficit	$	14,087,585

See the accompanying Notes to the Consolidated Financial Statements.

RAWNATURE5 CORP. AND SUBSIDIARY D/B/A KOIA

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

Net Sales	$ 29,303,497
Cost of Goods Sold	19,450,813
Gross Profit	9,852,684
Operating Expenses:	
Warehouse and logistics expenses	7,064,025
Selling expenses	4,662,625
Marketing expenses	4,798,064
General and administrative expenses	4,639,354
Total Operating Expenses	21,164,068
Loss from Operations	(11,311,384)
Other Income (Expense):	
Gain on forgiveness of paycheck protection loan payable	411,127
Interest expense	(979,782)
Total Other Expense, Net	(568,655)
Net Loss	$ (11,880,039)

See the accompanying Notes to the Consolidated Financial Statements.

RAWNATURE5 CORP. AND SUBSIDIARY D/B/A KOIA

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock		Series A1 Preferred Stock		Series A2 Preferred Stock		Series A3 Preferred Stock		Series A4 Preferred Stock		Series C1 Preferred Stock		Series C2 Preferred Stock		Series C3 Preferred Stock		Series C4 Preferred Stock		Additional	Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Total
Balance, December 31, 2020	5,637,473	$ 207	7,202,135	$ 720	5,500,000	$ 550	3,259,793	$ 326	5,541,568	$ 554	3,273,023	$ 327	3,334,994	$ 333	4,040,541	$ 404	7,409,639	$ 741	$ 24,986,797	$ (22,964,437)	$ 2,026,522
Issuance of preferred stock, net of issuance	-	-	-	-	-	-	-	-	458,677	46	-	-	-	-	-	-	-	-	554,954	-	555,000
Exercise of stock options	48,867	5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	9,810	-	9,815
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	80,890	-	80,890
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(11,880,039)	(11,880,039)
Balance, December 31, 2021	5,686,340	$ 212	7,202,135	$ 720	5,500,000	$ 550	3,259,793	$ 326	6,000,245	$ 600	3,273,023	$ 327	3,334,994	$ 333	4,040,541	$ 404	7,409,639	$ 741	$ 25,632,451	$ (34,844,476)	$ (9,207,812)

See the accompanying Notes to the Consolidated Financial Statements.

RAWNATURE5 CORP. AND SUBSIDIARY D/B/A KOIA

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities:		
Net loss	$	**(11,880,039)**
Adjustments to reconcile net loss to net cash used in operating activities:		
Gain on forgiveness of paycheck protection loan payable		**(411,127)**
Depreciation and amortization		**19,706**
Accrued interest on convertible notes		**843,140**
Stock-based compensation expense		**80,890**
Decrease (Increase) in:		
Accounts receivable		**(1,208,281)**
Inventory		**(1,626,588)**
Prepaid expenses and other current assets		**(611,154)**
Increase in:		
Accounts payable		**3,252,937**
Accrued expenses		**1,052,505**
Net Cash Used in Operating Activities		**(10,488,011)**
Cash Flows from Investing Activities:		
Purchases of property and equipment		**(7,426)**
Net Cash Used in Investing Activities		**(7,426)**
Cash Flows from Financing Activities:		
Proceeds from line of credit		**30,547,024**
Repayments of line of credit		**(28,718,186)**
Proceeds from borrowings, notes payable		**4,778,110**
Proceeds from borrowings, convertible notes payable		**8,310,000**
Proceeds from issuance of Series A4 preferred stock		**555,000**
Proceeds received from exercise of stock options		**9,815**
Net Cash Provided by Financing Activities		**15,481,763**
Net Increase in Cash		**4,986,326**
Cash:		
Beginning of year		**317,627**
End of year	$	**5,303,953**
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for:		
Interest	$	**120,523**
Taxes	$	**800**

See the accompanying Notes to the Consolidated Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of RawNature5 Corp. and its wholly owned subsidiary Koia Anaheim Facility, LLC (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Description of Business

RawNature5 Corp. was formed as a C Corporation on October 22, 2014. The Company promotes craveable, healthy, convenient nutrition by developing, marketing, and distributing products that provide plant-powered protein. The product serves several growing markets, including low sugar consumers, those avoiding dairy, consumers following ketogenic diets and, a niche target, vegans. The Company is based in California and operates under the Koia brand name. Koia products are sold principally in the United States and can be found in various distribution channels including mass retailers, conventional retailers, convenience retailers, natural food markets and e-commerce websites. The Company manufactures and maintains its product inventories at third-party manufacturing and warehousing facilities primarily located in California.

Koia Anaheim Facility, LLC was formed on December 13, 2021, for the purpose of acquiring the machinery and equipment of a production facility located in Anaheim, California that produces Koia products. Koia Anaheim Facility, LLC was inactive during the year.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates and assumptions involved in preparing the financial statements include estimates of inventory obsolescence and variable consideration associated with revenue recognition such as trade promotions and allowances. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Uncertainties

Materials used in the Company's products may be subject to price fluctuations. The cost of these materials may fluctuate widely in an inflationary environment, such as the current economic environment and may be impacted by current global events. Depending on market conditions of the industry, rising interest rates and other economic factors, the Company may be unable to raise the prices of its products enough to absorb the cost fluctuations. This could adversely impact the Company's profit margins, financial condition, and results of operations.

Accounts Receivable and Allowance for Doubtful Accounts

The Company's accounts receivable are recorded at amounts invoiced to customers, and are presented net of allowances for variable consideration, such as consumer incentives, trade promotions and allowances, early pay discounts, slotting fees, free fills, coupons, temporary price reductions, damages and spoils.

The allowance for doubtful accounts is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible.

Net accounts receivable as of December 31, 2021 was as follows:

Accounts receivable, gross	$ 2,498,579
Less: accrual for tradespend and discounts	(594,283)
Less: allowance for doubtful accounts	(35,216)
Accounts receivable, net	$ 1,869,080

Inventories

Inventories consist of raw materials, which includes ingredients and packaging, and finished goods valued at the lower of average cost or net realizable value. On an ongoing basis, the Company evaluates inventory for obsolescence and slow-moving items.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance are expensed as incurred.

Revenue Recognition

The Company recognizes revenue mainly to retailers and wholesale distributors located in the United States. Revenues primarily result from purchase orders with customers and are generally short term in nature with the shipment or delivery of product as the single performance obligation. Revenue is recognized for the sale of the product at the point in time when the performance obligation has been satisfied and control of the product has transferred to the customer, which generally occurs upon shipment or delivery to a customer, and adjusted for variable consideration. The products are sold on credit terms. The Company's credit terms typically require payment within 30 days of shipment or delivery and may allow discounts for early payment with certain exceptions.

The Company has elected to treat shipping and handling costs as fulfillment activities rather than an additional promised service. The Company classifies shipping and handling costs in warehouse and logistics expenses on the accompanying statement of operations. Shipping and handling costs were approximately $4,938,000 for the year ended December 31, 2021.

Revenue is measured by the transaction price, which is defined as the amount of consideration the Company expects to receive in exchange for providing goods to customers. The transaction price is adjusted for estimates of known or expected variable consideration, which includes consumer incentives, trade promotions and allowances, early pay discounts, slotting fees, free fills, coupons, damages and spoils. Variable consideration related to these programs is recorded as a reduction to revenue based on amounts the Company expects to pay. Estimates of variable consideration are based on current performance, historical utilization, and projected redemption rates of each program. Estimates are reviewed regularly until the incentives are realized and the impact of any adjustments are recognized in the period the adjustments are identified. In many cases, key sales terms such as pricing and quantities ordered are established on a regular basis such that most customer arrangements and related incentives have a duration of less than one year.

Amounts billed and due from customers are short term in nature and are classified as receivables since payments are unconditional and only the passage of time is required before payments are due.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Gross and net sales for the year ended December 31, 2021 are summarized as follows:

Gross invoiced sales	$ 36,370,375
Less: promotional allowances	(4,112,662)
Less: slotting fees and free-fills	(481,471)
Less: early pay discounts	(443,733)
Less: off-invoice discounts	(877,139)
Less: other tradespend and discounts	(110,750)
Less: damages and spoils	(1,041,123)
Net sales	$ 29,303,497

Income Taxes

The Company is taxed as a corporation for federal and state income tax purposes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and to net operating loss carry forwards. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Stock-Based Compensation

GAAP requires the measurement and recognition of compensation expense for all stock-based payment awards using a fair value-based option pricing model. The Company estimates the fair value of stock options and warrants using the Black-Scholes option pricing model. The Company accounts for forfeitures as they occur.

Advertising

The Company expenses advertising costs as incurred. Advertising costs amounted to approximately $3,670,000 for the year.

Research and Development Costs

The Company expenses research and development costs as incurred. Research and development costs amounted to approximately $324,000 for the year.

NOTE 2 - INVENTORIES

Inventories consist of the following at December 31, 2021:

Raw materials	$	2,380,891
Packaging		343,844
Finished goods		3,252,243
	$	5,976,978

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2021:

Equipment	$	123,488
Computer equipment		52,721
		176,209
Less: Accumulated depreciation		(137,874)
	$	38,335

Depreciation of property and equipment amounted to $19,706 for the year ended December 31, 2021.

NOTE 4 - LINE OF CREDIT

The Company has a revolving line of credit facility with a finance company for borrowings not to exceed the lesser of $4,000,000 or a borrowing base. The Company has an accounts receivable borrowing base equal to the lesser of $4,000,000 less advances received from the inventory borrowing base or 85% of net accounts receivable ("AR advances"). The Company also has an inventory borrowing base equal to the lesser of $4,000,000 less advances received from the accounts receivable borrowing base, or the sum of up to 25% of raw materials inventory plus up to 50% of the value of finished goods inventory, minus reserves and minus $500,000 ("inventory advances"). AR advances bear interest at the prime rate plus 2% per annum (5.25% at December 31, 2021) and inventory advances bear interest at the prime rate plus 4% per annum (7.25% at December 31, 2021). The line of credit matures on January 3, 2024 and will renew for succeeding one-year periods thereafter unless written notice of termination is provided by either party at least 60 days prior to the then-effective termination date. The line of credit is collateralized by substantially all assets of the Company. The total outstanding balance on the line of credit amounted to $2,686,702 as of December 31, 2021.

NOTE 4 - LINE OF CREDIT (CONTINUED)

The agreement includes various restrictions on indebtedness, liens, distributions, compensation paid to officers and directors, as well as various financial covenants including maintenance of a tangible net worth greater than $750,000, of which the Company was in compliance for the year ended December 31, 2021. Interest expense for the year related to the line of credit amounted to approximately $109,000.

NOTE 5 - NOTES PAYABLE

On December 13, 2021, the Company issued subordinated promissory notes to two existing investors in exchange for a total of $4,750,000. The notes bear interest at a rate of 12% per annum and mature on the earlier of April 13, 2022 or conversion or repayment of the "March 2021" and "September 2021" convertible notes (see Note 6), with the option to extend the maturity date for an additional 165 days at the option of the Company. Total interest amounted to $28,110 during the year which was accrued and unpaid as of December 31, 2021. The Company elected to extend the maturity date for an additional 165 days on April 13, 2022, and as a result, the interest rate increased from 12% to 20% per annum and stock warrants were granted to the investors in April 2022 (see Note 14). In 2022, the March 2021 convertible notes were repaid, and the September 2021 convertible notes were converted to equity (see Note 6), and simultaneously $2,500,000 of the outstanding notes payable, plus accrued interest, was converted to equity and $2,250,000 of the outstanding notes payable, plus accrued interest, was repaid in full by the Company (Note 14).

NOTE 6 - CONVERTIBLE NOTES PAYABLE

March 2021 Convertible Notes

In March 2021, the Company issued subordinated convertible notes to two existing investors in exchange for $5,000,000. The convertible notes bear interest at a rate of 20% per annum and mature on September 5, 2022. Upon maturity, if the convertible notes have not been repaid, then the noteholders have the option to convert into a number of the then-most senior class of preferred shares of the Company or may initiate a dual track process defined as a simultaneous sale process and equity financing for the purpose of financing the Company's repayment of the convertible notes. Total interest amounted to $792,602 during the year which was accrued and unpaid as of December 31, 2021. In 2022, these notes plus the accrued interest were repaid in full (Note 14).

NOTE 6 - CONVERTIBLE NOTES PAYABLE (CONTINUED)

September 2021 Convertible Notes

Between September 2021 and December 2021, the Company issued subordinated convertible notes to new and existing investors in exchange for $3,310,000. The convertible notes bear interest at a rate of 8% per annum and mature on March 30, 2023. Total interest amounted to $50,538 during the year which was accrued and unpaid as of December 31, 2021. Upon maturity, if the convertible notes have not been repaid, then the Company shall, at the option of the noteholders holding the majority of the outstanding principal balances, (a) pay each lender an amount equal to the outstanding balance of such note, or (b) cause the outstanding balance of each note to convert into a number of the then-most senior class of shares of the company equal to the outstanding balance of the note divided by the Maturity Conversion Price defined as the per-share price equal to the lesser of (i) 80% of the lowest per-share price of the senior shares offered, or (ii) the price equal to the quotient of the Valuation Cap divided by the aggregate number of outstanding shares of the Company immediately prior to the maturity date.

The convertible notes, including accrued interest, are required to convert upon a qualified financing, defined as an equity issuance to investors of at least $10,000,000 in gross proceeds to the Company, into the same series of stock issued in the financing at a price equal to the lesser of 80% of the per share price paid by the investors in the qualified financing, or the per-share price on a fully diluted basis at an assumed $115,000,000 pre-money equity value of the Company (the “Valuation Cap”) as of the date of the qualified financing.

Upon a non-qualified financing, defined as an equity issuance to investors that provide less than $10,000,000 in gross proceeds to the Company, the noteholders have the option to convert the principal balance into the same equity securities sold to investors and at the same price paid by the investors. If the noteholders opt to convert into equity securities, the conversion would occur at a price equal to the lesser of 80% of the per share price paid by the investors in the non-qualified financing, or the per-share price on a fully diluted basis at the Valuation Cap as of the date of the non-qualified financing.

On November 19, 2021, the convertible notes were amended to increase the offering from $3,000,000 to $5,000,000. On January 24, 2022, the convertible notes were further amended to increase the offering from $5,000,000 to $10,000,000. On July 29, 2022, a qualified financing occurred (see Note 14) and accordingly the convertible notes, including accrued interest, converted into series B-1 preferred shares at a conversion price of $.9726 per share.

NOTE 7 - PAYCHECK PROTECTION LOAN PAYABLE

As part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), the Company applied for, and on April 10, 2020 received, $411,127 under the Paycheck Protection Loan Program (PPP). On July 7, 2021, the Company received a notice from the Small Business Administration confirming that $411,127 has been forgiven as authorized by Section 1106 of the CARES Act. The gain from the loan forgiveness is included in other income in the accompanying consolidated statement of operations.

NOTE 8 - STOCKHOLDERS' EQUITY

The Company has nine classes of stock: common stock, Series A1 preferred stock, Series A2 preferred stock, Series A3 preferred stock, Series A4 preferred stock, Series C1 preferred stock, Series C2 preferred stock, Series C3 preferred stock and Series C4 preferred stock. The Company is authorized to issue 48,000,000 shares of common stock with a par value of $0.0001 per share and 48,000,000 shares of total preferred stock with a par value of $0.0001 per share. Of the 5,686,340 common shares outstanding as of December 31, 2021, 3,524,706 are restricted stock awards that have restrictions on transferability.

Dividends

Holders of preferred stock are entitled to receive dividends prior and in preference to the payment of any dividend on the common stock of the Company. If declared by the Company's Board of Directors, the dividend payable on each class of stock is calculated as if each series of stock was converted into common stock. Such dividends are not cumulative. After payment to the holders of preferred stock, any additional dividends are to be distributed among all holders of common stock. No dividends were declared as of December 31, 2021.

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of preferred stock are entitled to receive, prior and in preference to any distributions to holders of common stock, an amount equal to the original preferred stock issue price per share of $0.31 for Series A1 preferred, $0.50 for Series A2 preferred, $0.8259 for Series A3 preferred, $1.21 for Series A4 preferred, $0.23 for Series C1 preferred, $0.16 for Series C2 preferred, $0.25 for Series C3 preferred, $1.03 for Series C4 preferred and all declared but unpaid dividends, if any, on such share. The amount remaining available for distribution after payment to the preferred stockholders is to be distributed ratably to the holders of common stock.

NOTE 8 - STOCKHOLDERS' EQUITY (CONTINUED)

Conversion

Any shares of preferred stock may be converted at any time into fully paid and non-assessable shares of common stock. The number of shares of common stock to which a holder of preferred shares shall be entitled upon conversion shall be the product obtained by multiplying the preferred conversion rate, defined as dividing the original preferred issue price per share of $0.31 for Series A preferred, $0.50 for Series A2 preferred, $0.8259 for Series A3 preferred, $1.21 for Series A4 preferred, $0.23 for Series C1 preferred, $0.16 for Series C2 preferred, $0.25 for Series C3 preferred, and $1.03 for Series C4 preferred. Such conversion prices are subject to adjustment as set forth in the Company's corporate documents. Mandatory conversion of preferred stock into common stock at the preferred conversion rate is required upon either a closing of the sale of shares of common stock to the public at a price of at least $2.42 resulting in at least $50,000,000 of gross proceeds, or upon the consent of at least 50% of the then outstanding shares of each subseries of preferred stock.

Voting Rights

Holders of common stock have the right to one vote per share. Holders of preferred stock have the right to one vote for each share of common stock into which such share of preferred stock could then be converted.

NOTE 9 - STOCK-BASED COMPENSATION

Stock Option and Grant Plan

The Company may issue up to 9,944,103 non-qualified stock options, restricted stock awards, unrestricted stock awards or restricted stock units to officers, employees, directors, consultants, advisors, manufacturers, distributors, brokers and other key persons of the Company. The Company may also issue incentive stock options to employees only.

There were no incentive stock options, restricted or unrestricted stock awards or restricted stock units awarded during 2021. As of December 31, 2021, 3,524,706 total shares of restricted stock awards were issued, of which 3,335,700 were vested as of December 31, 2021 and become fully vested upon a sale of the Company. There were no unrestricted stock awards, restricted stock units or incentive stock options granted as of December 31, 2021. Compensation expense related to restricted stock awards vested during 2021 amounted to $30,241 and is included within general and administrative expenses on the accompanying statement of operations. Unvested compensation expense related to restricted stock awards was $30,241 as of December 31, 2021 and is expected to be recognized in 2022.

NOTE 9 - STOCK-BASED COMPENSATION (CONTINUED)

Stock Option and Grant Plan (Continued)

The following table summarizes the activity during the year ended December 31, 2021 for non-qualified stock options:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding at January 1, 2021	3,839,484	$ 0.64	
Granted	429,106	1.21	
Exercised	(43,660)	0.20	
Forfeited	(108,124)	0.68	
Outstanding at December 31, 2021	4,116,806	$ 0.81	7.9 years
Exercisable at December 31, 2021	1,690,569	$ 0.60	

The non-qualified stock options expire after ten years and generally vest over four or five years with the vesting period commencing on the grant date. In the event that an optionee's employment terminates or services to the Company cease, such optionee may exercise the vested and exercisable portion of stock options on the earlier of six months if due to death or disability or thirty days if such termination or cessation of services provided to the Company is due to any other reason.

Stock option valuation model assumptions used for grants during 2021 are as follows:

Expected volatility	98%
Expected term (years)	5.75 - 6.5
Risk-free interest rate	0.87%
Dividend yield	0%
Grant date fair value of options granted	$0.13

During 2020, there were 642,692 non-qualified stock options issued to two officers of the Company of which 453,192 will vest upon one investor of the Company receiving a 300% return on its investment and 189,500 will vest at a rate of 25% for each three-month period in 2020 or 2021 where cost of goods is equal to or less than $0.96 per unit. With respect to the non-qualified stock options tied to cost of goods per unit, the performance condition was not met as of December 31, 2021, and the officer is currently in discussions with the Board of Directors to waive the performance condition with the intent for all 189,500 stock options to vest in 2022. None of the options vested during the year and as such no compensation expense was recorded.

NOTE 9 - STOCK-BASED COMPENSATION (CONTINUED)

Grant Date Fair Value of Options

Management estimates the fair value of each unit option award on the date of the grant using Black-Scholes option pricing model presented in the table above. Weighted-average values are disclosed for certain inputs which incorporate a range of assumptions. Expected volatilities are based on an average of comparable public companies' volatilities. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for the period within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

The options vest equally over a period of four to five years from the start date as defined and are exercisable in equal installments over the same vesting period and have an exercise period that cannot exceed 10 years from the date of the grant.

Stock based compensation expense related to the stock compensation plan was $50,649 during the year. As of December 31, 2021, there was approximately $149,957 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 3 years.

NOTE 10 - DEFINED CONTRIBUTION 401K PLAN

The Company maintains a defined contribution 401(k) plan (the "Plan"), covering substantially all employees. The Plan provides for discretionary safe harbor matching contributions of employees' voluntary contributions up to 4% of earnings, as defined in the Plan. Contributions to the Plan by the Company amounted to approximately $91,000 for the year ended December 31, 2021.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Major Customers

Three customers accounted for approximately 33%, 12%, and 10% of net sales for the year. Three customers accounted for approximately 32%, 17% and 14% of the Company's accounts receivable, respectively, before the allowance for variable consideration at December 31, 2021.

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Major Suppliers

Four suppliers accounted for approximately 23%, 14%, 13%, and 12% of total inventory purchases for the year. Management believes there are other suppliers that could be substituted should its current major suppliers become unavailable.

NOTE 12 - INCOME TAXES

The Company is taxed as a C corporation for federal, state and local income tax purposes. At December 31, 2021, there was no provision for current or deferred income taxes.

The components of the deferred tax assets and liabilities are summarized as follows at December 31, 2021:

Deferred tax assets:	
Net operating loss carryforward	$ 8,949,407
Accounts receivable reserve	152,705
Inventories	118,370
Intangible assets	5,230
Accrued expenses	274,252
Stock compensation	83,736
Valuation allowance	(9,573,864)
Total deferred tax assets	$ 9,836
Deferred tax liabilities:	
Property and equipment	$ 9,836
Total deferred tax liabilities	$ 9,836

At December 31, 2021, the Company has available federal net operating loss carryforwards of approximately $33,558,000, of which approximately $3,179,000 expire between 2035 and 2037 and $30,379,000 carry forward indefinitely. The valuation allowance increased by approximately $3,181,000 in 2021.

NOTE 13 - GOING CONCERN

The Company has incurred recurring net losses and cash outflows from operations for each of the years since its formation as planned by management. To fund those losses, management has raised capital consistently each year. Additionally, the Company has an accumulated deficit and currently has limited liquidity available. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans include making a significant investment in a production facility (Note 14) which is expected to result in a reduced costs to produce and store finished goods. Management also plans to continue aggressive growth by acquiring new customers through increased marketing and promotional efforts, and is able to reduce marketing expenses and sales headcounts if needed to reduce costs. Because it is not possible at this time to predict the outcome of management's efforts, additional capital may need to be raised, and as such, substantial doubt was not alleviated regarding the ability of the Company to continue as a going concern during the ensuing year.

NOTE 14 - SUBSEQUENT EVENTS

On March 1, 2022, Koia Anaheim Facility, LLC entered into an asset purchase agreement with a co-manufacturer to purchase machinery, equipment, leasehold improvements and assume the seller's lease of their production and warehouse space in a third-party facility in exchange for $13,000,000. The facility is being used to manufacture the Company's products, and the Company is currently building out a cold storage space within the facility to store raw materials and finished goods.

On April 13, 2022, the maturity date of the notes payable (Note 5) was extended for an additional 165 days, and as a result, the noteholders were granted stock warrants that provide for the issuance of up to 4,883,815 shares of common stock at an exercise price of $0.9726 per share. The common stock warrants have a contractual term of ten years.

Between January 2022 and July 2022, the Company issued convertible notes to new and existing investors in exchange for approximately $5,956,000. The convertible notes bear interest at a rate of 8% per annum and mature on March 30, 2023. On July 29, 2022, these notes, which amounted to $6,076,637 inclusive of accrued interest, converted into 6,247,641 shares of Series B-1 preferred stock.

On July 29, 2022, all of the September 2021 convertible notes (Note 6), which amounted to $3,511,646 inclusive of accrued interest, converted into 3,610,471 shares of Series B-1 preferred stock.

NOTE 14 - SUBSEQUENT EVENTS (CONTINUED)

On July 29, 2022, the Company issued 28,788,031 shares of Series B-2 preferred stock in exchange for $35,000,000. Simultaneously, a noteholder who held $2,500,000 of the note payable in Note 5, plus accrued interest of $246,575, converted into 2,259,099 shares of Series B-2 preferred stock.

On August 9, 2022, one noteholder who held $2,250,000 of notes payable (Note 5), and all of the March 2021 convertible noteholders (Note 6) were repaid $8,891,781 inclusive of accrued interest.

Subsequent events have been evaluated through February 23, 2023, which is the date the consolidated financial statements were available to be issued.